GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

October 17, 2008

Celeste Murphy

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Develocap, Inc.

Registration Statement S-1/A2

File No.: 333-152853

Dear Ms. Murphy:

Enclosed is Pre-Effective Amendment No. 2 to the above Registration Statement The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of Develocap, Inc. The paragraph numbers below correspond to the numbered comments in your September 25, 2008 Comment Letter.

General

1.

Information Statement has been revised to comply with Schedule 14C and filed on EDGAR.

Selling Stockholders

2.

Last footnote is now numbered “6” and additional language which appeared as footnote 6 in my September 18, 2008 correspondence has now been included.

3.

Determination of Offering Price

We have revised this Section to indicate principal factors considered in increasing offering price.  In essence, our original filing permitted selling stockholders (excluding Company’s sole officer and director) to “sell at a fixed price of $.01 per share until our common shares are quoted on the OTCBB and, thereafter, at prevailing market prices or privately negotiated prices.”  Since these shareholders are now required (as per September 4, 2008 SEC Comment Letter) to sell at a fixed price for the duration of the offering (and cannot sell at prevailing market prices) and Company and its selling stockholders determined that a fixed price of $.10 would be more equitable under these circumstances since such stockholders cannot avail themselves of market quotes or privately negotiated sales prices throughout the duration of the offering.

Stock Option Plan

4.

We have corrected the typographical error by deleting “225,806”.

Very truly yours,

/s/ Gary B. Wolff

/hk